Exhibit 99.2

BRF — Brasil Foods S.A.

CNPJ/MF  01.838.723/0001-27

A Publicly Authorized Capital Company

SUMMARY OF THE MINUTES  OF THE 56th /2009 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS AND THE 5th  EXTRAORDINARY MEETING OF THE FISCAL COUNCIL

DATE, PLACE AND TIME: July 21, 2009 at 6:00 p.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Members representing more than 2/3 of the Board of Directors. CHAIR: Nildemar Secches and Luiz Fernando Furlan, Co-Chairmen and Edina Biava, Secretary. RESOLUTIONS ADOPTED: 1) Public Offering of Shares: The following was unanimously approved: (a) an increase in the capital stock of the Company within the limits of the authorized capital in the amount of R$4,600,000,000.00 (four billion, six hundred million reais), from R$4,927,933,697.75 (four billion, nine hundred and twenty-seven million, nine hundred and thirty-three thousand, six hundred and ninety-seven Reais, seventy-five centavos) to R$ 9,527,933,697.75 (nine billion, five hundred and twenty-seven million, nine hundred and thirty-three thousand, six hundred and ninety seven reais and seventy five cents), through the issuance of 115,000,000 (one hundred and fifteen million) common shares (“Offering Shares”), all book entry and with no par value, through a primary public offering in Brazil, in the non-organized over-the-counter market, and in the overseas market, including Offering Shares in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), on a firm commitment basis (“Global Offering”); (b) an issue price for the Offering Shares of R$40.00 (forty reais) per share. The issue price was calculated on the basis of market value criteria after the completion of the road show and the conclusion of bookbuilding procedures by the coordinators of the Global Offering, taking in to account orders from institutional investors for subscription and acquisition of the Offering Shares pursuant to the provisions of Paragraph 1, Item III and Paragraph 7 of Article 170 of Law 6.404/76 and CVM Instruction 400 of December 29, 2003, such criteria being the most appropriate to determine the fair price of the Offering Shares; (c) pursuant to Article 24 of CVM Instruction 400/03, as amended,  the granting to Banco UBS Pactual S.A. of an option to acquire a supplementary issue equivalent to a maximum of 17,250,000 (seventeen million, two hundred fifty thousand) shares of the Company, representing 15% (fifteen per cent) of the common shares initially offered in the Global Offering on the same conditions and at the same price of said common shares initially offered, for the exclusive purpose of covering over-allotments, if any; this offering may be exercised within 30 (thirty) days from the date of publication of the announcement of the beginning of the Global Offering, inclusive; (d) the exclusion of preemptive rights of the existing shareholders of the Company to subscribe the Offering Shares,  pursuant to Article 172 of Law 6.404/76, having been granted priority rights to the Company’s shareholders pursuant to Article 21 of CVM Instruction 400, and to the shareholders of Sadia S/A, pursuant to Article 33, Paragraph 3, of CVM Instruction 400; (e) that the Offering Shares are to be paid in upon their subscription in Reais; (f) that the Offering Shares shall have the same rights as the common shares of the Company, pursuant to the Company’s Bylaws and the applicable legislation, and shall be entitled to the payment of full dividends and other benefits of any nature that may be declared by the Company from the date of settlement of the Offering Shares; (g) the contents of the prospectuses used in connection with the Global Offering as well as any other documents related to the same, including the International Underwriting Agreement and the Brazilian Underwriting Agreement; (h) the use of the proceeds to be received upon the increase in the Company’s capital stock as a result of the Global Offering in the manner described in the prospectuses used in connection with the Global Offering; and (i) additionally, the granting of authority to the members of the Company’s Board of Executive Officers to take all measures and actions necessary to execute the Offering as well as  to sign all documents and contracts necessary for the conclusion of the Global Offering, including the International Underwriting Agreement, the Brazilian Underwriting Agreement and the Stabilization Agreement and powers of attorney granting third parties powers to receive, on the Company’s behalf, subpoenas and notices as well as take all necessary steps for the execution of the Global Offering. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the members present (I hereby certify that this is a summary of the original minutes filed to Book 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, folios 102 and 103; and the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Fiscal Council folios 59 and 60).

NILDEMAR SECCHES	LUIZ FERNANDO FURLAN
Co-Chairman	Co-Chairman

FRANCISCO FERREIRA ALEXANDRE	CARLOS ALBERTO CARDOSO MOREIRA

DÉCIO DA SILVA	JOÃO VINICIUS PRIANTI

LUÍS CARLOS FERNANDES AFONSO	MANOEL CORDEIRO SILVA FILHO

RAMI NAUM GOLDFAJN	WALTER FONTANA FILHO

EDINA BIAVA - Secretary

Fiscal Council:

ATILLIO GUASPARI

JORGE KALACHE FILHO	OSVALDO ROBERTO NIETO

IMPORTANT NOTICE

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This notice is not an offering document or constitutes an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.

Investors of “American Depositary Receipts” (“ADRs”) of SADIA and holders of preferred shares of Sadia are advised to read the information document provided in respect of the association between SADIA and PERDIGÃO, considering it shall contain relevant information.

American investors holding common shares of SADIA are advised to read any other materials drafted by PERDIGÃO to the shareholders holding common shares of Sadia regarding the merger, considering that such documents shall contain relevant information. PERDIGÃO expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and the investors are entitled to obtain copies of such documents and any other documents filed by the Companies with SEC at the SEC website: www.sec.gov. Copies of any other information documents prepared for the holders of ADRs or American shareholders holding common or preferred shares of SADIA also may be obtained free of charge with PERDIGÃO, if available.